Exhibit 23.3

Independent Auditors’ Consent

The Board of Directors

Martin Midstream GP LLC:

We consent to the use of our report dated March 5, 2012, with respect to the consolidated balance sheets of Waskom Gas Processing Company and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Martin Midstream Partners L.P., incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Shreveport, Louisiana

August 22, 2012